Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MARCH 31, 2007	FOR THE TWELVE MONTHS ENDED MARCH 31, 2007
Earnings from continuing operations	$ 8,646	$ 71,092
Undistributed equity income from investees	1,494	5,264
Income taxes	2,143	38,078
Earnings from continuing operations before income taxes	$ 12,283	$ 114,434
Fixed charges:		
Interest, long-term debt	$ 10,205	$ 40,175
Interest, other (including interest on short-term debt)	2,959	7,514
Amortization of debt expense, premium, net	493	1,908
Portion of rentals representative of an interest factor	131	543
Total fixed charges	$ 13,788	$ 50,140
Earnings from continuing operations before income taxes	$ 12,283	$ 114,434
Plus: total fixed charges from above	13,788	50,140
Plus: amortization of capitalized interest	102	407
Earnings from continuing operations before income taxes and fixed charges	$ 26,173	$ 164,981
Ratio of earnings to fixed charges	1.90 x	3.29 x
Total fixed charges from above	13,788	50,140
Preferred stock dividends	528	1,944
Total fixed charges and preferred stock dividends	14,316	52,084
Ratio of earnings to combined fixed charges and preferred stock dividends	1.83 x	3.17 x